SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company,
a subsidiary of Great Plains Energy Incorporated, a
registered holding company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", promissory note"):

     The City of Burlington, Kansas, issued its
     Environmental Improvement Revenue Refunding Bonds, Series 1998A, 1998B, and 1998D on August 11, 1998 (the "bonds"). The bonds were issued to refund prior issuances of securities by the City of Burlington used to finance the acquisition, construction, installation and equipping of the undivided interest of Kansas City Power & Light Company ("KCPL") in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCPL has leased its undivided interest in certain facilities at Wolf Creek Generating Station to the City of Burlington, and the City of Burlington has in turn subleased the facilities to KCPL under instruments dated August 1, 1998. KCPL is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

     On August 30, 2002, the bonds were purchased in lieu of redemption, and a reoffering of the bonds was consummated. Concurrently with the reoffering, Kansas City Power & Light Company ("KCPL") entered into three interest rate swap agreements, effective August 30, 2002.

     This Certificate of Notification is provided with respect to the reoffering of the bonds only to the extent that such reoffering may be deemed to be the issuance by KCPL of a security within the meaning of the Public Utility Holding Company Act, as amended, by virtue of KCPL's obligations under the sublease with the City of Burlington.

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2.   Issue, renewal or guaranty:

     The bonds were a reoffering of such bonds. The interest rate swap agreements entered into by KCPL are initial issuances of those agreements.

3.   Principal amount of each security:

     Series 1998A:  $56,500,000
     Series 1998B:  $50,000,000
     Series 1998D:  $40,000,000

     The notional amounts of the three interest rate swap agreements are $56,500,000, $50,000,000 and
     $40,000,000, respectively.

4.   Rate of interest per annum of each security:

     The bonds were reoffered at an interest rate of 4.75%, fixed for the period of August 30, 2002 to September
     30, 2002. Thereafter, the method of determining interest will be determined by KCPL in accordance with the terms and conditions of the Indenture of Trust dated as of August 1, 1998, by and between the City of Burlington, Kansas and The Bank of New York.

     The interest rate swap agreements provide that KCPL will receive a fixed rate of 4.75% and will pay a floating rate based on 3-month LIBOR plus 95.3 basis points.

5.   Date of issue, renewal or guaranty of each security:

     August 30, 2002.

6.   If renewal of security, give date of original issue:

     The Series A, Series B and Series D bonds were originally issued on August 11, 1998.

7.   Date of maturity of each security:

     The Series 1998A and 1998B bonds mature on September 1, 2015. The Series 1998D bonds mature on October 1, 2017. The bonds are subject to mandatory redemption or mandatory purchase in lieu of redemption on October 1, 2007.

     The interest rate swap agreements expire on October 1, 2007.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     The Series 1998A bonds were reoffered by Banc One
     Capital Markets, Inc.; the Series 1998B bonds were reoffered by BNY Capital Markets, Inc.; and the Series
     1998D bonds were reoffered by Salomon Smith Barney
     Inc., each as a remarketing agent under remarketing agreements with KCPL.

     The interest rate swap agreements were entered into with Bank One, NA ($56,500,000 notional amount), Bank of New York ($50,000,000 notional amount) and Scotia
     Capital (USA) Inc. ($40,000,000 notional amount).

9.   Collateral given with each security:

     KCPL has leased its undivided interest in certain facilities at Wolf Creek Generating Station to the City of Burlington, and the City of Burlington has subleased the facilities to KCPL under instruments dated August 1, 1998. The City of Burlington has assigned to the trustee all of its rights under the sublease. KCPL is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

10.  Consideration given for each security:

     100% of the principal amount of the bonds was received.
     The consideration for the interest rate swap agreements is the payments each party is obligated to make under such agreements.

11.  Application of proceeds of each security:

     The proceeds of the August 30, 2002, reoffering were used to purchase in lieu of redemption the bonds issued on August 11, 1998. The proceeds of the interest rate swap agreements will be used to finance the existing business of KCPL.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(a).

                        /s/ Andrea F. Bielsker
                        Andrea F. Bielsker
                        Senior Vice President-Finance,
			Chief Financial Officer and Treasurer
                        Kansas City Power & Light Company


Dated:  September 9, 2002